Exhibit 99.1

Stevanato Group S.p.A.

"Second Quarter 2023 Financial Results Conference Call"

Friday, July 28, 2023, 14:30 PM CET

Moderators:	Franco Stevanato, Executive Chairman
Franco Moro, Chief Executive Officer
Marco Dal Lago, Chief Financial Officer
Lisa Miles, Senior Vice President Investor Relations

Operator:

Good afternoon. This is the Chorus Call conference operator. Welcome, and thank you for joining the Stevanato Group's Second Quarter 2023 Financial Results Conference Call. As a reminder, all participants are in listen-only mode. After the presentation, there will be an opportunity to ask questions. Should anyone need assistance during the conference call, they may signal an operator by pressing "*" and "0" on their telephone.

At this time, I would like to turn the conference over to Ms. Lisa Miles, Senior Vice President, Investor Relations. Please go ahead, madam.

Lisa Miles:

Good morning, and thank you for joining us. With me today is Franco Stevanato, Executive Chairman, Franco Moro, Chief Executive Officer and Marco Dal Lago, Chief Financial Officer. A presentation illustrating today's results can be found on the IR section of our website.

Some statements being made today will be forward-looking in nature and are only predictions. Actual events and results may differ materially as a result of risks we face, including those discussed in Item 3D entitled risk factors in the company's most recent Annual Report on Form 20-F filed with the SEC.

We encourage you to review the information contained in our earnings release in conjunction with our SEC filings and our latest Form 20-F. The company does not assume any obligation to revise or update these forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Today's presentation may contain non-GAAP financial information. Management uses this information in its internal analysis of results and believes this information may be informative to investors in gauging the quality of our financial performance, identifying trends in our results and providing meaningful period-to-period comparisons. For a reconciliation of the non-GAAP measures, please see the company's most recent earnings press release.

And now, I hand the call over to Franco Stevanato for opening remarks.

Franco Stevanato:

Thank you, Lisa. We are pleased with another quarter of solid operational and financial performance, as we continue to build on our track record and execute against our objectives. We are making progress on all fronts, as evidenced in today's results. We continue to achieve our near term growth target of high single-digit to low double-digit growth. We are successfully responding to market demand, which, in turn is driving our mix shift towards high value solutions. This keeps us on track to achieve our mid-term target for revenue, from high value solutions in the high 30% range in 2026.

Our investments in growth platforms are currently going as planned as we expand capacity for high value solutions to satisfy strong customer demand in key end markets like biologics. And lastly, we are benefiting from growth in biologics which has a projected compounded annual growth rate of approximately 15% through 2027, and is currently our fastest growing end market. Our differentiated EZ-fill® products are readily suited to meet the mission-critical needs of biologics, and our pipeline of projects is heavily weighted towards this market.

Over the last several years, we have laid the foundation to drive sustainable, long-term organic growth, and we believe we are well positioned to capitalize on the many secular tail winds as we continue to create and drive shareholder value. Thank you. I will now hand the call over to Franco.

Franco Moro:

Thank you, Franco. Starting on Page 7, our second quarter results were highlighted by 9% year-over-year revenue growth and an adjusted EBITDA margin of 26.7%. During the second quarter, strong demand for our high value EZ-fill® products led to an increasing mix of high value solutions which represented approximately 33% of total revenue. For the second quarter, new order intake totaled €240 million, compared to €252 million last year. Excluding COVID-19 related orders, new order intake increased 4% compared to the same period of last year. As of June 30th, our backlog of committed orders totaled approximately €939 million, both new order intake and backlog were temporarily inflated during the pandemic as customers placed signed orders further in advance. Customers have since returned to pre-COVID business practices. Let's turn to Page 8.

Pharmaceutical innovation is driving advancements in more complex biologic drugs and paving the way for new therapies that address chronic diseases, co-morbidities and more challenging disease management. In 2021, approximately 28% of all FDA approvals were biologics. This rose to approximately 40% of approvals in 2022. Of the 2022 FDA approvals, we are in 3 of the 4 potential blockbusters, all of which are biologics. Biologics are a broad category of products often administered by injection. They can be challenging to stabilize and administer due to their complexity, sensitivity and viscosity. As a result, biologics have unique storage and packaging requirements that are EZ-fill® Nexa® and Alba® products are specifically designed to address even for the most demanding biologics.

Over the last couple of years, biologics have been an important growth driver for our business. Year-to-date, and excluding revenue related to COVID-19, revenue from biologics accounted for 26% of BDS segment revenue compared with 19% in 2022 and 16% for 2021. This increasing revenue from biologics also dovetails with the timing of our targeted capacity expansion.

The key takeaway is that we currently see strong secular tailwinds in biologics, creating downstream demand for high-value products. We expect that continued advancements in biologics, including mRNA applications, monoclonal antibodies, GLP-1s and biosimilars will continue to drive durable, organic growth.

Please turn to Page 9 for an update on our capital projects in the U.S. and Italy, as we advance these facilities towards operational readiness. In Fishers, staffing plans remain on track and our technical and managerial staff have returned to Indiana after many months of immersive training here in Italy. We've started our initial performance qualifications for the first EZ-fill® lines and we remain on track to begin customer validation activities later in the year.

In Latina, Italy, staffing plans are progressing as expected and customer validation activities are well underway, as we prepare for commercial production by the end of the year. As a reminder, our expansion is modular. It is linked to real customer demand and the visibility we have through our long-term commercial agreements. We work directly with customers to assess their capacity needs and we align our expansion plans accordingly. New capacity typically requires several years to plan, build, validate and launch for commercial production.

The intensity of capital investments, and the rigorous quality and regulatory requirements, create natural barriers to entry. This coupled with our deep technical expertise, unique integrated capabilities, and ability to deliver high performance products at scale, positions us to capitalize on strong customer demand and expand our market share in growing end markets, like biologics.

Lastly, we recently published our 2022 sustainability report. It highlights our efforts to pursue efficient and innovative solutions, while fostering a culture that values health and safety, as well as diversity, equity and inclusion. We measure our progress through the GRI standards as a framework for transparency and accountability.

I want to congratulate our team for receiving a bronze medal from EcoVadis, recognizing our efforts in sustainability. Our goal is to continue growing and supporting customers, while making a positive impact everywhere we work and do business.

Thank you. I will hand the call over to Marco.

Marco Dal Lago:

Thanks, Franco. Before I begin, I want to clarify that all comparisons refer to the second quarter of 2022, unless otherwise specified.

Starting on Page 12. For the second quarter of 2023, revenue increased 9% to €255.3 million or approximately 10% on a constant currency basis, driven by growth in both segments. We are pleased with the consistent progress in growing our mix of high-value solutions, which represented 33% of total revenue compared to 30% for the same period last year.

Revenue from COVID-19 decreased 89% over the prior year and accounted for approximately 1% of revenue in the quarter. Despite this drop-off, we have been successfully backfilling it with revenue from new and expanding customer projects. Excluding revenue from COVID-19 and the effects of currency, second quarter revenue increased 20%.

For the second quarter, gross profit margin was impacted by temporary inefficiencies as the company brings its new facilities into service. As a result, gross profit margin decreased 90 basis points to 30.9% due to the expected rise in industrial costs and higher depreciation. This was partially offset by the increase in high-value solutions.

The rising industrial costs unfavorably impacted gross profit margin by 140 basis points. Excluding the start-up costs, gross profit margin would have been 32.3% in the second quarter of 2023, compared with 32.1% for the same period last year. These headwinds are expected to abate as capacity comes online. We currently expect that they will continue into 2024 when operations commence in Indiana.

In the second quarter of 2023, operating profit margin was 17.6%. Excluding start-up costs of the new plants, adjusted operating profit margin was 19.1%. This compares to 19.6% in the same period last year, which benefited from a €6 million contract modification tied to COVID-19. Adjusted EBITDA increased 10% to €68.2 million, and adjusted EBITDA margin was up 30 basis points to 26.7%.

On the bottom line, for the second quarter of 2023, net profit totaled €34.3 million, and we delivered diluted earnings per share of €0.13. Excluding start-up cost, adjusted net profit was €37 million, and adjusted diluted earnings per share increased 17% to €0.14 over last year.

Moving to segment results on Page 13. For the second quarter, revenue from the biopharmaceutical and diagnostic solutions segment increased

9% to €204.8 million, compared with the same period last year. Growth on a constant currency basis was also 9%. Revenue from high-value solutions increased 20% to €84.2 million, and revenue from other containment and delivery solutions increased 2% to €120.6 million.

As expected, margins in the BDS segment were impacted by the start-up of new plants and higher depreciation, which was partially offset by the increase in high-value solutions. This led to a gross profit margin of 31.6% and operating profit margin of 19.8% in the second quarter of 2023. Revenue from the engineering segment increased 11% to €50.5 million, driven mainly by strong sales in visual inspection lines. Gross profit margin for the engineering segment increased 20 basis points to 22.5%, driven by higher sales in more accretive product lines and ongoing optimization efforts. This led to operating profit margin of 15.5% for the second quarter of 2023.

On Page 14, as of June 30, 2023, we had a net debt of €120.4 million and cash and cash equivalent of €61.2 million. As expected, capital expenditures were €138 million in the second quarter, and we remain on track with the expansion of our capacity in high-value solutions to meet customer demand for ready-to-use drug containment. For the second quarter of 2023, net cash generated from operating activities was €24.4 million, which reflects our current working capital needs to support organic growth in the business. Cash used for the purchase of property, plant and equipment, and intangible asset was €93.7 million, which resulted in negative free cash flow of €69.1 million.

Lastly, on Page 15, guidance. We continue to expect revenue in the range of €1.085 billion to €1.115 billion, adjusted diluted EPS in the range of €0.58 to €0.62. And lastly, we are slightly increasing adjusted EBITDA guidance. We realize some improvements in utilities, which are coming in lower than forecast, and as a result, we now expect adjusted EBITDA in the range of €291.8 million to €303.8 million. This will not, however, have an impact on reported EBITDA, as this effect will be offset by marginally higher non-recurring start-up expenses, mostly related to training in Latina and Indiana.

Our 2023 guidance assumes that CAPEX will range between 35% to 40% of 2023 revenue, high-value solutions will represent approximately 32% to 34% of forecasted revenue, a currency headwind of approximately €13 million to €14 million and COVID-19, we represent about 1% to 2% of revenue, down from our prior estimate of 2% to 3%.

Thank you. I will hand the call to Franco for closing comments.

Franco Stevanato:

In closing, we are pleased with our year-to-date financial results. The fundamentals of our business are strong, and we operate in growing end markets characterized by an environment of robust demand. Our teams are executing against our strategic and operational priorities as we set the stage to capitalize on customer demand for our integrated products.

I am proud of the progress we continue to make every day as we remain laser-focused on

• Completing the current phase of our expansion in Italy and the United States as we prepare for commercial production in the coming months.

• Meeting customer demand and growing our mix of high-value solutions as customers turn to ready-to-use formats and move up the product value chain,

• Invest in R&D to maintain and accelerate our market-leading position,

• And lastly, building a multi-year pipeline of new opportunities by supporting our customers through scientific innovation to meet their evolving needs.

Thank you. Operator let's open it up for questions.

Q&A

Operator:

Excuse me; this is the Chorus Call conference operator. We will now begin the question and answer session. Anyone who wishes to ask a question may press "*" and "1" on their touchtone telephone, to remove yourself from the question queue, you may press "*" and "2." Please pick up the receiver when asking questions. Anyone who has a question may press "*" and "1" at this time.

The first question is from Patrick Donnelly from Citi. Please go ahead.

Patrick Donnelly:

Great. Thank you, guys, for taking the questions. Franco, maybe one just on the GLP-1 landscape, obviously a big focus for investors. Can you just talk about the competitive landscape? The backdrop certainly seems, you know, right for continuing the, so really strong growth there, but can you just talk about what you're seeing there, the competitive landscape? You know anything on market share and growth would certainly be helpful as well. But we'd love to chat a little bit about that market.

Franco Moro:

Yeah. Thank you, Patrick. I want to start by saying that we are in diabetes care and GLP1s since many, many years, and you know that we have a leadership position in cartridges for pen. And we have a strong value proposition also for syringes for auto-injector and syringes for the

GLP1. So, this is our current position that allows us to see good opportunities for us in the future for the same franchise of product.

In terms of the competitive landscape, I have to confirm that we have different competitors in different space, because in syringes, we are the second player worldwide. In cartridges, I have already said that we are the leader, there are other competitors that are important for us. But as we see in all other markets addressing biologics.

It's important to say also that in this space, we see more and more space for the conversion to the sterilized configuration of cartridges, in this specific case that is one other, the important driver we see, because we have the leadership position in this technology.

Patrick Donnelly:

Okay, no that's helpful. And then maybe just an update on China. You know, obviously that's been a challenge backdrop across all of life sciences, certainly this quarter. You know, I know you guys paused development a bit last quarter. Can you just talking about the backdrop there, any change to the plans, how you're thinking about that market would be helpful. I appreciate it.

Marco Dal Lago:

Yeah, I'll start. Marco speaking. From second quarter, we are down a little bit, we are around 9% of our revenue generated in Asia Pacific. The reduction in Asia Pacific compared to last year is mainly driven by Engineering, that's where we have fluctuations quarter-after-quarter, depending on the project needs. For the future, I will leave to Franco.

Franco Moro:

Yeah, I have to reiterate that there is no changes in terms of the long-term strategy for China and Asia Pacific, where we see very important opportunities also for the longer run, because it was one of the fastest growing markets. We decided to pause a little our investment in China, because we prefer to focus on the CAPEX execution in the USA and Italy, where we have very interesting opportunities in the near-term. And so, the fact that we decided to put all our attention in the short-term in the U.S. and Italy doesn't mean that we changed our strategy for China.

Operator:	The next question is from Paul Knight from KeyBanc. Please go ahead.

Paul Knight:

Hi, Franco Moro. Could you talk to how quickly will Fishers, Indiana bring revenue? Will you expect to have 50% of capacity generating revenue? Was it 50% delivering in 2024? What's your thought on Fishers?

Franco Moro:

Hi, Paul. Yes, we confirmed that we are in line with the expectation to have that in the first half of next year the advancement of our validation programs for the commercial volume that we transfer from Europe and the opportunities coming from the U.S. market.

We expect to start revenue generation along the year most probably in the middle of the year and to ramp up module-by-module, because we are…we will start the first module and then we will spread the rest of the CAPEX plan during the next 2, to 4 years to complete the cycle of the investment in Fisher in 2027 according to the current plan. But it's a modular approach and we will progress with this kind of a modularity.

Paul Knight:

Okay. And then my…I think the most frequent investor question right now is, you know, you've been guiding to around 10% long-term organic growth with the emergence of GLP-1s with I think what has been surprising number of biologic approvals last year, this year. What are your thoughts about that long-term 10% potential growth rate?

Franco Moro:

But first, always you're right, we are not addressing a single therapeutic area, we are talking about the opportunities we have in biologics, where our solution matches actually the needs of our customer. So obviously, we see opportunities that are embedded in our expectation to continue to have healthy growth in the coming years.

And this is something about the 2024 next year is too early to release any specific information, but we are investing so eagerly in a high-value solution, because we consider biological space as the main driver of our growth in the future, where because also the possibility to convert the market for vials and cartridge in that space even faster than in general. But we arrive with our expectation to support the growth for the years. Not…no major changes in that.

Paul Knight:	Thank you.

Operator:	The next question is from David Windley from Jefferies. Please go ahead.

David Windley:

Hi. Thanks for taking my question. In high-value solutions, can you comment on or maybe peel apart the demand for particular products within our groups of products, within high-value solutions? So, for example, are you seeing more of the push from standard to pre-sterilized? Or are you seeing more uplift in your higher-end products like Nexa® and Alba®?

Franco Moro:

Yes, it's a very interesting question, but I have to say that both, because we see very strong demand, it's even higher than expected for sterilized cartridges and also for Alba® and Nexa®, because both of these products lines, all of 3 of these product lines are associated with the biologics and auto-injectors or pens.

So, we are very happy to say that our value proposition, our portfolio of solutions is not overweight in a single product line, but is a well balanced portfolio of solutions that address the growth in biologics. There is nothing in specific that we consider more important, and we have to say that we have many different opportunities.

David Windley:

Okay. Maybe a question for Marco. When you talk about higher industrial costs, could you detail kind of what comprises industrial costs? What types of costs are you including in that description, please?

Marco Dal Lago:

Yes. Thanks, David. So, the reported gross profit margin, we have been impacted by the non-recurring start-up costs related to the prelaunch of the commercial revenue in Fishers and in Latina. So we are training our people to secure the success of the ramp up.

And these are treated as non-recurring expenses, without that, we would have done 32.3% in gross profit margin. Another important difference compared to last year is about depreciation, where we have about 80 basis points more than last year due to the CAPEX we have been doing since the beginning of 2022.

Obviously, the offset of that is about the shifting towards high-value solutions where we are gaining profitability with the metric we shared several times that we are gaining 100 basis points of standard gross profit margin, whenever we increased 4%, of our…the shift the share of high-value solutions. So, it's consistent with the plan we designed in the past. And those are the 2 main headwinds we are facing.

David Windley:	Okay. Very helpful. Thank you. Last question from me, kind of similar to Patrick's question around the environment in life sciences. Destocking has been a theme and for you in your order pattern, you're talking about order patterns returning to normal.

Does that include…do you believe that that includes some amount of customers bleeding down their own inventories. Are they overstocked in inventory of your containment products, such that you know order patterns are not only lower, but are actually kind of undershooting current demand?

Franco Moro:

Yes. We see a different approach or …better back to normal practices in terms of transferring forecast and flowing forecasts into committed orders as a general approach, and but only in vials, if…and you may recall that COVID was almost all vial business. We see also the situation you were referring to. So, some inventories that the customer has to deplete or to use.

And so we expect that during next quarters, the situation will relax in this time but is only related to vials, because COVID-19 was out of vials and were a minor part of the business. So partially it's the back to normal practices, generally speaking, and then there is COVID fading, specifically in vials.

David Windley:	Thank you. Franco, so you said, I think you were saying in coming quarters, do you have an estimate on how much longer you think it'll be before customers have kind of return to normal levels?

Franco Moro:

I want to stress that we…I'm referring only to vials and we expect, we expect it to be some time in 2024 back to the current normal situation also in vials. It's too early to say more than that, because obviously, our customer are planning in 2024, and we will deliver better, more precise information later on.

David Windley:	Great, thank you for the answers.

Franco Moro:	Thank you.

Operator:	The next question is from Derik de Bruin from Bank of America. Please go ahead.

Derik De Bruin:	Hi, good morning. Hey just to follow-up on Dave's question on the gross margin. What's the…how should we think about progression into 3Q and 4Q?

Marco Dal Lago:

Well, Derik, for the year, we are confirming excluding non-recurring expenses, margin expansion compared to 2022 in both segments, in BDS, in particular, driven by the shifting towards high-value solutions, partially offset by the higher depreciation and some inefficiency associated to the ramp up in Latina. In Engineering segment, we expect to expand margin also. If we include the non-recurring expenses, we expect a slight decline, in the gross profit margin 2023 compared to 2022.

Derik De Bruin:

Got it. Okay, that's helpful. Can you remind us on your CAPEX spending as you sort of as new capacity comes online in 2024, you know, how should we think about CAPEX as a percentage of sale ramping down in 2024, and 2025?

Marco Dal Lago:

Yes. The moment you know, our expected cash flow will be negative in 2023 driven by CAPEX. For…in our model today, we expect to have still important level of CAPEX in 2024 to go on with Fishers. And in our model, we expect some time to restart the project in China in 2024. So it will be another important year for CAPEX and we expect to be close to breakeven at free cash flow level. For 2025, we expect today the CAPEX should start normalizing and turn to positive free cash flow.

Derik De Bruin:

Great, very helpful. And then just one final question. Another company in the primary drug packaging injectable space reported yesterday. And on the call, they kept talking about some potential customer timing issues, particularly in the second half. Are you seeing anything in terms of customers you know delaying projects or timing or anything along those lines? It was just sort of an unusual market comment that sort of kept coming up. Just sort of your thoughts on is there anything unusual going on in the end market right now?

Marco Dal Lago:

Well, first of all, Derik, we want to underline the fact that we are well covered by our backlog. Our backlog today is covering more than 90% of our center point of the guidance. I haven't…we haven't seen in the next 3 months, 6 months any slowdown. But I can also…

Franco Moro:

Yeah, Derik I can complement what Marco said. I say that we don't have the view you reported, because in an interaction we have with customers, we are planning according to their need for the future and we have a very important opportunity for growth in that space.

And also you can recall that, that we have a specific insight in CAPEX decisions about the customer, because we are serving them with our Engineering segment, the fact that we are improving business in

Engineering is an evidence that we base our expectation on a very solid ground.

Derik De Bruin:	Thank you. Thanks for the answer. That was very helpful. Have a great day.

Lisa Miles:	Thanks, Derik. Operator, next question, please.

Operator:	The next question is from Drew Ranieri from Morgan Stanley. Please go ahead.

Drew Ranieri:

Hi, thanks for taking the questions. For Franco, maybe first you said in your prepared remarks that you're seeing kind of new opportunities in the U.S. market, and I can appreciate the growth you're seeing in biologics and GLP1s specifically. But can you give a little bit more detail on this and just maybe how that could potentially translate into actual like new customer relationships or anything that we should be thinking about in terms of future growth?

Franco Moro:

Drew, you know that we are in also almost all the Big Pharma. So talking about a new customer, we have enough big customers today to have insight in their needs on an established portfolio of opportunities that we are supporting with our tech centers, not only with our CAPEX, for their commercial volume in the future.

So, we invest…are investing in the U.S. because we expected to serve dozens of different opportunities, mostly in the biotech space. We continue to increase our pipeline on new opportunities. And for the short-term, you may recall that, that part of the utilization of this new facility will come up from the transfer of some commercial volume for the European plants to the new U.S. plant.

So the short answer is that, our decision to accelerate investment is based on very good insights on customer needs. And we are executing on a…with our modular approach, ready to adjust those in terms of possible future upside.

Drew Ranieri:

Got it. Thanks. And maybe for Marco, when you're kind of backing out COVID for the year and specifically the back half, I mean, it looks like your guidance is calling for a back half acceleration. So can you help us kind of parse this out in terms of what we should be thinking about for BDS and for Engineering in the back half of the year and maybe heading into 2024 if you'd like to give just high level details there? Thanks.

Marco Dal Lago:

Well, for 2023, you are right, we decreased a little bit our guidance for COVID. Nevertheless, we are confirming the overall guidance, because we can shift to other therapeutic areas. What we can see today is, an organic double-digit growth in both segments in this moment, so this is how we are thinking our guidance for the year. About 2024, it's a little bit early to communicate any guidance.

Operator:

As a reminder, if you wish to register for a question please press "*" and "1" on your telephone. Once again, if you wish to ask a question, please press "*" and "1" on your telephone. Ms. Miles, gentleman, there are no more questions registered at this time. Do you perhaps have any closing comments? I'm sorry we have a last minute registration coming from Matt Larew from William Blair. Please go ahead.

Matt Larew:

Okay. Yeah, thanks. You know could you help me just frame a couple of metrics around Fishers and Latina? Maybe just remind us how much HVS capacity expansion they're going to provide on a relative basis? And then given that the modular approach, maybe how much of that will be available immediately relative to sort of that 2027 or longer-term timeframe?

Franco Moro:

I can…what I can say is that, if you compare the current capacity in the view of our industrial plan, we expect to more than double capacity for syringes. And to multiply several times our production capacity for EZ-fill® vials and cartridges. There is a split obviously in between the different facilities, but we cannot deliver metrics about that.

In terms of the modularity, we talk about the expansion of Fishers in a range of 4, 5 years depending if you include the 2023 or not. And you can look at …it's not the completely regular ramp-up, but it's well distributed along those years.

Matt Larew:

Okay, thanks. And just a follow up, is there anything in terms of expected payback period or returns on capital for some of these newer capacity expansions highly focused on HVS relative to perhaps CAPEX investments you might have made 5 years ago, 10 years ago and some sort of payback periods for those type of investments?

Marco Dal Lago:

Well, what we can tell you is that we are investing in EZ-fill® mainly, almost everything is EZ-fill®. And most of them are a high-value solution. So we expect a pretty high return. When we look at our past data in EZ-fill® plant here in Piombino Dese, the internal rate of return is well above 20%. And our goal is to replicate this level of return for the 2 new Greenfield facilities.

Matt Larew:	Okay, thank you.

Operator:	There are no more questions at this time.

Lisa Miles:	Thank you, operator. We want to thank everyone for joining us today for Stevanato Group's second quarter financial results. And we look forward to speaking with you in the future. Thank you.